JC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03040188

December 5, 2003

Michael E. Cutler
Covington & Burling
1201 Pennsylvania Avenue, N.W.
Washington, DC 20004-2401

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	12/5/2003

Re: Telular Corporation
Incoming letter dated September 22, 2003

Dear Mr. Cutler:

This is in response to your letter dated September 22, 2003 concerning the shareholder proposal submitted to Telular by Michael and Susan McGreevy. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
DEC 12 2003
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Michael and Susan McGreevy
14 Oak Court
Merrick, NY 11566

915324

COVINGTON & BURLING

1201 PENNSYLVANIA AVENUE NW
WASHINGTON, DC 20004-2401
TEL 202.662.6000
FAX 202.662.6291
WWW.COV.COM

WASHINGTON
NEW YORK
SAN FRANCISCO
LONDON
BRUSSELS

RECEIVED
2003 SEP 23 AM 11:07
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

September 22, 2003

BY HAND

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Telular Corporation -- Omission of Shareholder Proposal from Proxy Material

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Telular Corporation, a Delaware corporation (the "Company"), to request confirmation from the staff of the Division of Corporation Finance that it will not recommend an enforcement action to the Securities and Exchange Commission (the "Commission") if the shareholder proposal described herein is omitted from the Company's proxy material for its 2004 Annual Meeting of Shareholders.

On August 18, 2003, the Company received by U. S. mail a letter from Michael and Susan McGreevy, dated August 12, 2003, a copy of which is attached hereto as Exhibit A. In the letter, Michael and Susan McGreevy set forth a proposal to amend the Company's bylaws, which they have requested be included in proxy materials for the Company's 2004 Annual Meeting of Shareholders. For the reasons set forth below, the Company believes that the proposal may be excluded from its proxy materials in accordance with Rules 14a-8(i)(3) and 14a-8(i)(10) under the Securities Exchange Act of 1934, as amended.

The proposal relates to the annual election of directors and states:

Shareholders of Telular Corporation (WRLS) request our Board of Directors to take the steps necessary for a change in the corporate bylaws for the annual election of each director. This topic has recently won more than 50% shareholder vote at a number of major companies. We believe adoption of this topic will encourage the directors to give greater attention to shareholder value.

Furthermore we believe that annual election of each director could help the board be more accountable in addressing the issues involved in the company business.

We submit that the proposal is properly excludable under (1) Rule 14a-8(i)(10) because the Company has substantially implemented the proposal and (2) Rule 14a-8(i)(3) because the proposal contains false and misleading statements in violation of Rule 14a-9.

I. Discussion

A. The Company Has Substantially Implemented the Proposal, and Therefore the Proposal is Excludable Under Rule 14a-8(i)(10).

The McGreevy's proposal states, in relevant part: "Shareholders of Telular Corporation (WRLS) request our Board of Directors to take the steps necessary for a change *in the corporate bylaws* for the annual election of each director." (Emphasis added.) The Company's bylaws, however, already provide for an annual election of each director. Article III, Section 2 of the Company's bylaws state, (in relevant part), that "[t]he directors shall be elected at the annual meeting of the stockholders, except as provided in Section 3 of this Article III . . . and each director shall hold office until his successor is elected and qualified or until his earlier resignation or removal."[1] Moreover, Article II, Section 2 of the bylaws require the Company to hold an annual meeting of shareholders, at which each director is elected pursuant to Article III. Thus, the Company's bylaws already require each director to be elected annually. As a result, the Company has not only "substantially implemented" the proposal, the Company's bylaws directly implement the proposal.

Rule 14a-8(i)(10) authorizes a company to exclude a proposal if the company has "substantially implemented" the requested action. The staff has consistently taken the position that shareholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company already has policies, practices and procedures in place relating to the subject matter of the proposal, or has implemented the essential objective of the proposal. *See, e.g., Cisco Systems, Inc.* (August 11, 2003); *The Talbots, Inc.* (April 5, 2002); *The Gap, Inc.* (March 16, 2001).

For these reasons, it is the Company's view that the proposal, together with its supporting statements may be omitted under Rule 14a-8(i)(10) since the Company has substantially implemented the proposal.

B. The Proposal Contains Materially False or Misleading Statements and These Portions are Excludable Under Rules 14a-8(i)(3) and 14a-9.

---

[1]Section 3 of Article III of the Company's bylaws specifies the procedures for the election of directors when vacancies or newly created directorships arise and thus does not alter the fact that directors are elected annually.

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supportive statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The staff has consistently granted no-action relief with respect to an omission of portions of a proposal when such portions of the proposal contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See Staff Legal Bulletin No. 14* (July 13, 2001); *Sysco Corporation* (August 12, 2003); *The Dow Chemical Company* (March 17, 2003); *The Boeing Co.* (February 18, 2003).

The second sentence of the proposal, which states, "This topic has recently won more than 50% shareholder vote at a number of major companies" should be deleted because the McGreevys have not provided factual support in the form of a citation to a specific source for this assertion. Without such a source, this statement misleadingly suggests facts that have not otherwise been documented.

II. Conclusion

In view of the fact that the Company has already substantially implemented the proposal, and that the proposal contains materially false or misleading statements, it is our opinion that the Company, in accordance with Rules 14a-8(i)(3), 14a-8(i)(10) and 14a-9, is permitted to omit the McGreevy's shareholder proposal from its proxy material for the 2004 Annual Meeting of Shareholders.

Based on the foregoing, the Company respectfully requests the advice of the staff that it will not recommend enforcement action to the Commission if the Company omits the shareholder proposal described above from its proxy materials for the 2004 Annual Meeting of Shareholders. If the staff disagrees with our conclusion that this portion of the proposal may be omitted from the proxy materials, we would appreciate an opportunity to discuss the matter with the staff prior to issuance of its formal response.

As required by Rule 14a-8(j), six copies of this letter are enclosed and a copy is being forwarded concurrently to Michael and Susan McGreevy.

Please acknowledge receipt of this letter on the additional enclosed copy enclosed for this purpose and return it to our messenger.

Very truly yours,

Michael E. Cutler

Enclosure

cc: Mr. Jeffrey L. Herrmann
Michael and Susan McGreevy

[Shareholder Letter Attached]

Michael and Susan McGreevy
14 Oak Court
Merrick, NY 11566

August 12, 2003

Mr. Jeffrey L. Herrmann
Corporation Secretary
Telular Corporation
647 N. Lakeview Parkway
Vernon Hills, IL 60061
Phone: (847) 247-9400
Fax: (847) 247-0021

Dear Mr. Herrmann,

This Rule 14a-8 shareholder proposal is respectfully submitted for the year-end September 30, 2003 annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the amount and duration of continuous stock ownership through the annual meeting date. The consideration of the company and Directors is appreciated.

Sincerely,

Michael and Susan McGreevy
WRLS Shareholders

Shareholder Proposal
Please insert proper number

Shareholders of Telular Corporation (WRLS) request our Board of Directors to take the steps necessary for a change in the corporate bylaws for the annual election of each director. This topic has recently won more than 50% shareholder vote at a number of major companies. We believe adoption of this topic will encourage the directors to give greater attention to shareholder value.

Furthermore we believe that annual election of each director could help the board be more accountable in addressing the issues involved in the company business.

McGreevy
14 Oak Ct.
Merrick, NY 11566


USA

TELULAR CORPORATI
647 N. Lakeview Parkwa
Vernon Hills, IL 60061

Attention: Mr. Jeffrey L. Herrmann
Corporation Secretary

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 5, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Telular Corporation
Incoming letter dated September 22, 2003

The proposal requests the board to take the necessary steps to change the bylaws for the annual election of directors.

There appears to be some basis for your view that Telular may exclude the proposal under rule 14a-8(i)(10). In this regard, we note Telular's representation that the company's bylaws already provide for the annual election of directors. Accordingly, we will not recommend enforcement action to the Commission if Telular omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Telular relies.

Sincerely,

Grace K. Lee
Special Counsel